August 11, 2010

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Attn: Ruairi Regan

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	Electromed, Inc. Registration Statement on Form S-1 (File No. 333-166470)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Electromed, Inc. (the “Company”) requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:30 Central Daylight Time on August 12, 2010, or as soon thereafter as possible.

The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ELECTROMED, INC.

By	/s/ Robert D. Hansen
Robert D. Hansen, Chairman of the Board and Chief Executive Officer

ELECTROMED, INC. Creating superior care through innovation®	500 Sixth Ave. N.W. New Prague, MN 56071 Phone: 1-952-758-9299 Fax: 1-952-758-1941 www.SmartVest.com